May 6, 2019

Peter Beaven
Chief Financial Officer
BHP Group Plc
Nova South, 160 Victoria Street
London, SW1E 5LB
United Kingdom

       Re: BHP Group Plc
           Form 20-F for the Fiscal Year Ended June 30, 2018
           Filed September 18, 2018
           File No. 001-31714

Dear Mr. Beaven:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining